SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 16)

KNIGHT-SWIFT TRANSPORTATION HOLDINGS INC.
__________________________________________________________________________________
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
__________________________________________________________________________________
(Title of Class of Securities)

499049104
__________________________________________________________________________________
(CUSIP Number)

Jerry and Vickie Moyes
2200 South 75th Avenue
Phoenix, AZ 85034
Telephone:  (623) 907-7388
Facsimile:  (602) 275-6417
__________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Earl Scudder & Chris Kortum
Scudder Law Firm, P.C., L.L.O.
411 South 13th Street, 2nd Floor
Lincoln, NE 68508

February 13, 2019
__________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.:  87074U101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerry Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 28,215,148(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 28,215,148(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,889,881(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 23.4%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes shares of Class A Common Stock (“Class A Common Stock” or “common stock”) of Knight-Swift Transportation Holdings Inc. held by Mr. and Mrs. Moyes as community property under the laws of the State of Arizona and over which they share voting and dispositive power and shares held by Mr. and Mrs. Moyes through their ownership of various entities and a trust for their benefit and over which they share voting and dispositive power.

(2)
Includes 3,331,003 shares of common stock beneficially owned by Cactus Holding II, an affiliate of Mr. and Mrs. Moyes, that have been sold to a counterparty pursuant to a Securities Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price upon maturity of the agreement. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.  On February 13, 2019, Cactus Holding II irrevocably agreed to terminate the Securities Sale and Repurchase Agreement and reacquire these shares.  The shares are expected to be delivered within six trading days of such date.  Upon delivery, Cactus Holding II agreed to simultaneously distribute such shares to its sole member, Cactus Holding Company III, LLC (“Cactus Holding III”) and Cactus Holding III agreed to simultaneously contribute such shares to Cactus Holding I.  Upon completion of these transactions, Cactus Holding I will hold voting and dispositive power over such shares.  Jerry and Vickie Moyes will also share voting and dispositive power over such shares as co-trustees of the Moyes Trust, which is the sole manager of Cactus Holding I.

Includes 130,856 shares of common stock underlying employee stock options that are exercisable within 60 days of the date of this Amendment but which have not been exercised.  Also includes shares of common stock held by Michael Moyes, LynDee Moyes Nester, and M Six Investors which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

(3)
The percentage indicated is based upon 174,539,545 shares of common stock outstanding as of October 31, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 9, 2018.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vickie Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 28,215,148(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 28,215,148(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,889,881(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 23.4%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes shares of common stock held by Mr. and Mrs. Moyes as community property under the laws of the State of Arizona and over which they share voting and dispositive power and shares held by Mr. and Mrs. Moyes through their ownership of various entities and a trust for their benefit and over which they share voting and dispositive power.

(2)
Includes 3,331,003 shares of common stock beneficially owned by Cactus Holding II, an affiliate of Mr. and Mrs. Moyes, that have been sold to a counterparty pursuant to a Securities Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price upon maturity of the agreement. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.  On February 13, 2019, Cactus Holding II irrevocably agreed to terminate the Securities Sale and Repurchase Agreement and reacquire these shares.  The shares are expected to be delivered within six trading days of such date.  Upon delivery, Cactus Holding II agreed to simultaneously distribute such shares to its sole member, Cactus Holding III, and Cactus Holding III agreed to simultaneously contribute such shares to Cactus Holding I.  Upon completion of these transactions, Cactus Holding I will hold voting and dispositive power over such shares.  Jerry and Vickie Moyes will also share voting and dispositive power over such shares as co-trustees of the Moyes Trust, which is the sole manager of Cactus Holding I.

Includes 130,856 shares of common stock underlying employee stock options that are exercisable within 60 days of the date of this Amendment but which have not been exercised.  Also includes shares of common stock held by Michael Moyes, LynDee Moyes Nester, and M Six Investors which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

(3)
The percentage indicated is based upon 174,539,545 shares of common stock outstanding as of October 31, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 9, 2018.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerry and Vickie Moyes Family Trust Dated 12/11/87
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 28,192,494(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 28,192,494(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,889,881(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 23.4%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of common stock held by various entities over which the Moyes Trust has voting and dispositive power as manager.

(2)
Includes 3,331,003 shares of common stock beneficially owned by Cactus Holding II that have been sold to a counterparty pursuant to a Securities Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.  On February 13, 2019, Cactus Holding II irrevocably agreed to terminate the Securities Sale and Repurchase Agreement and reacquire these shares.  The shares are expected to be delivered within six trading days of such date.  Upon delivery, Cactus Holding II agreed to simultaneously distribute such shares to its sole member, Cactus Holding III, and Cactus Holding III agreed to simultaneously contribute such shares to Cactus Holding I.  Upon completion of these transactions, Cactus Holding I will hold voting and dispositive power over such shares.  Jerry and Vickie Moyes will also share voting and dispositive power over such shares as co-trustees of the Moyes Trust, which is the sole manager of Cactus Holding I.

Includes 130,856 shares of common stock underlying employee stock options that are exercisable within 60 days of the date of this Amendment but which have not been exercised.  Also includes shares of common stock held by Michael Moyes, LynDee Moyes Nester, Jerry Moyes, and M Six Investors which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

(3)
The percentage indicated is based upon 174,539,545 shares of common stock outstanding as of October 31, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 9, 2018.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cactus Holding Company II, LLC (27-4510310)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Alaska
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 1,898,791(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,898,791(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,889,881(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 23.4%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of common stock held directly by the Reporting Person.

(2)
Includes 3,331,003 shares of common stock beneficially owned by the Reporting Person that have been sold to a counterparty pursuant to a Securities Sale and Repurchase Agreement with a full recourse obligation of the Reporting Person to repurchase the securities at the same price. The Reporting Person may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, the Reporting Person will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased. On February 13, 2019, Cactus Holding II irrevocably agreed to terminate the Securities Sale and Repurchase Agreement and reacquire these shares.  The shares are expected to be delivered within six trading days of such date.  Upon delivery, Cactus Holding II agreed to simultaneously distribute such shares to its sole member, Cactus Holding III, and Cactus Holding III agreed to simultaneously contribute such shares to Cactus Holding I.  Upon completion of these transactions, Cactus Holding I will hold voting and dispositive power over such shares.  Jerry and Vickie Moyes will also share voting and dispositive power over such shares as co-trustees of the Moyes Trust, which is the sole manager of Cactus Holding I.

Includes shares of common stock held by Michael Moyes, LynDee Moyes Nester, Jerry Moyes, Cactus Holding I, M Capital I, M Capital II, and M Six Investors which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

(3)
The percentage indicated is based upon 174,539,545 shares of common stock outstanding as of October 31, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 9, 2018.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) M Capital Group Investors, LLC (45-2614711)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 7,055,874(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,055,874(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,889,881(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 23.4%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of common stock held directly by the Reporting Person.

(2)
Includes shares of common stock held by Michael Moyes, LynDee Moyes Nester, Jerry Moyes, Cactus Holding I, Cactus Holding II, M Capital II, and M Six Investors which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement. Also includes 3,331,003 shares of common stock beneficially owned by Cactus Holding II that have been sold to a counterparty and are subject to repurchase pursuant to a Securities Sale and Repurchase Agreement.  On February 13, 2019, Cactus Holding II irrevocably agreed to terminate the Securities Sale and Repurchase Agreement and reacquire these shares.  The shares are expected to be delivered within six trading days of such date.  Upon delivery, Cactus Holding II agreed to simultaneously distribute such shares to its sole member, Cactus Holding III, and Cactus Holding III agreed to simultaneously contribute such shares to Cactus Holding I.  Upon completion of these transactions, Cactus Holding I will hold voting and dispositive power over such shares.  Jerry and Vickie Moyes will also share voting and dispositive power over such shares as co-trustees of the Moyes Trust, which is the sole manager of Cactus Holding I.

(3)
The percentage indicated is based upon 174,539,545 shares of common stock outstanding as of October 31, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 9, 2018.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cactus Holding Company, LLC (27-4438129)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Alaska
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 7,420,308(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,420,308(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,889,881(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 23.4%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of common stock held directly by the Reporting Person.

(2)
Includes shares of common stock held by Michael Moyes, LynDee Moyes Nester, Jerry Moyes, Cactus Holding II, M Capital I, M Capital II, and M Six Investors which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement. Also includes 3,331,003 shares of common stock beneficially owned by Cactus Holding II that have been sold to a counterparty and are subject to repurchase pursuant to a Securities Sale and Repurchase Agreement.  On February 13, 2019, Cactus Holding II irrevocably agreed to terminate the Securities Sale and Repurchase Agreement and reacquire these shares.  The shares are expected to be delivered within six trading days of such date.  Upon delivery, Cactus Holding II agreed to simultaneously distribute such shares to its sole member, Cactus Holding III, and Cactus Holding III agreed to simultaneously contribute such shares to Cactus Holding I.  Upon completion of these transactions, Cactus Holding I will hold voting and dispositive power over such shares.  Jerry and Vickie Moyes will also share voting and dispositive power over such shares as co-trustees of the Moyes Trust, which is the sole manager of Cactus Holding I.

(3)
The percentage indicated is based upon 174,539,545 shares of common stock outstanding as of October 31, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 9, 2018.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) M Capital Group Investors II, LLC (46-3644539)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 18,873,395(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 18,873,395(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,889,881(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 23.4%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of common stock held directly by the Reporting Person.

(2)
Includes shares of common stock held by Michael Moyes, LynDee Moyes Nester, Jerry Moyes, Cactus Holding I, Cactus Holding II, M Capital I, and M Six Investors which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement. Also includes 3,331,003 shares of common stock beneficially owned by Cactus Holding II that have been sold to a counterparty and are subject to repurchase pursuant to a Securities Sale and Repurchase Agreement.  On February 13, 2019, Cactus Holding II irrevocably agreed to terminate the Securities Sale and Repurchase Agreement and reacquire these shares.  The shares are expected to be delivered within six trading days of such date.  Upon delivery, Cactus Holding II agreed to simultaneously distribute such shares to its sole member, Cactus Holding III, and Cactus Holding III agreed to simultaneously contribute such shares to Cactus Holding I.  Upon completion of these transactions, Cactus Holding I will hold voting and dispositive power over such shares.  Jerry and Vickie Moyes will also share voting and dispositive power over such shares as co-trustees of the Moyes Trust, which is the sole manager of Cactus Holding I.

(3)
The percentage indicated is based upon 174,539,545 shares of common stock outstanding as of October 31, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 9, 2018.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 360,000(1)
	8.	Shared Voting Power 8,780,874(2)
	9.	Sole Dispositive Power 360,000(1)
	10.	Shared Dispositive Power 8,780,874(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,889,881(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 23.4%(4)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes shares of common stock owned by various trusts for the benefit of the children of Jerry and Vickie Moyes and over which the Reporting Person serves as the trustee and has sole voting and dispositive power.

(2)	Shares held by M Six Investors and M Capital I over which the Reporting Person shares voting and dispositive power with LynDee Moyes Nester.

(3)
Includes shares of common stock held by LynDee Moyes Nester, Jerry Moyes, Cactus Holding I, Cactus Holding II, M Capital I, and M Capital II which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement. Also includes 3,331,003 shares of common stock beneficially owned by Cactus Holding II that have been sold to a counterparty and are subject to repurchase pursuant to a Securities Sale and Repurchase Agreement.  On February 13, 2019, Cactus Holding II irrevocably agreed to terminate the Securities Sale and Repurchase Agreement and reacquire these shares.  The shares are expected to be delivered within six trading days of such date.  Upon delivery, Cactus Holding II agreed to simultaneously distribute such shares to its sole member, Cactus Holding III, and Cactus Holding III agreed to simultaneously contribute such shares to Cactus Holding I.  Upon completion of these transactions, Cactus Holding I will hold voting and dispositive power over such shares.  Jerry and Vickie Moyes will also share voting and dispositive power over such shares as co-trustees of the Moyes Trust, which is the sole manager of Cactus Holding I.

(4)	The percentage indicated is based upon 174,539,545 shares of common stock outstanding as of October 31, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 9, 2018.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LynDee Moyes Nester
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 72,000(1)
	8.	Shared Voting Power 8,780,874(2)
	9.	Sole Dispositive Power 72,000(1)
	10.	Shared Dispositive Power 8,780,874(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,889,881(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 23.4%(4)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes shares of common stock held by a trust for the benefit of Michael Moyes and over which the Reporting Person serves as the trustee and has sole voting and dispositive power.

(2)	Shares held by M Six Investors and M Capital I over which the Reporting Person shares voting and dispositive power with Michael Moyes.

(3)
Includes shares of common stock held by Michael Moyes, Jerry Moyes, Cactus Holding I, Cactus Holding II, M Capital I, and M Capital II which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement. Also includes 3,331,003 shares of common stock beneficially owned by Cactus Holding II that have been sold to a counterparty and are subject to repurchase pursuant to a Securities Sale and Repurchase Agreement.  On February 13, 2019, Cactus Holding II irrevocably agreed to terminate the Securities Sale and Repurchase Agreement and reacquire these shares.  The shares are expected to be delivered within six trading days of such date.  Upon delivery, Cactus Holding II agreed to simultaneously distribute such shares to its sole member, Cactus Holding III, and Cactus Holding III agreed to simultaneously contribute such shares to Cactus Holding I.  Upon completion of these transactions, Cactus Holding I will hold voting and dispositive power over such shares.  Jerry and Vickie Moyes will also share voting and dispositive power over such shares as co-trustees of the Moyes Trust, which is the sole manager of Cactus Holding I.

(4)	The percentage indicated is based upon 174,539,545 shares of common stock outstanding as of October 31, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 9, 2018.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) M Six Investors, LLC (82-4484213)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Alaska
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 1,725,000(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,725,000(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,889,881(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 23.4%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of common stock held directly by the Reporting Person.

(2)
Includes shares of common stock held by Michael Moyes, LynDee Moyes Nester, Jerry Moyes, Cactus Holding I, Cactus Holding II, M Capital I, and M Capital II which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement. Also includes 3,331,003 shares of common stock beneficially owned by Cactus Holding II that have been sold to a counterparty and are subject to repurchase pursuant to a Securities Sale and Repurchase Agreement.  On February 13, 2019, Cactus Holding II irrevocably agreed to terminate the Securities Sale and Repurchase Agreement and reacquire these shares.  The shares are expected to be delivered within six trading days of such date.  Upon delivery, Cactus Holding II agreed to simultaneously distribute such shares to its sole member, Cactus Holding III, and Cactus Holding III agreed to simultaneously contribute such shares to Cactus Holding I.  Upon completion of these transactions, Cactus Holding I will hold voting and dispositive power over such shares.  Jerry and Vickie Moyes will also share voting and dispositive power over such shares as co-trustees of the Moyes Trust, which is the sole manager of Cactus Holding I.

(3)
The percentage indicated is based upon 174,539,545 shares of common stock outstanding as of October 31, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 9, 2018.

Jerry Moyes, Vickie Moyes, the Jerry and Vickie Moyes Family Trust Dated 12/11/87, and Michael Moyes previously filed on Schedule 13G pursuant to the provisions of Rule 13d-1(d).

Item 1.	Security and Issuer.

This Amendment No. 16 (this “Amendment”) to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 5, 2011, as previously amended from time to time (the “Original Statement”) relates to the Class A Common Stock, par value $0.01 per share of Knight-Swift Transportation Holdings Inc., a Delaware corporation.  The principal executive offices of the Issuer are located at 20002 North 19th Avenue, Phoenix, Arizona 85027.  Information contained in the Original Statement remains effective except to the extent that it is amended, restated, supplemented, or superseded by information contained in this Amendment.  Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Original Statement.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and supplemented by adding the following information:

(c)          Transactions Effected During the Past Sixty Days:

On February 13, 2019, certain of the Reporting Persons entered into the following transactions:

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Cactus Holding II irrevocably agreed to terminate its previously reported Securities Sale and Repurchase Agreement and reacquire the underlying 3,331,003 shares.  The shares are expected to be delivered within six trading days of such date.  Upon delivery, Cactus Holding II agreed to simultaneously distribute such shares to its sole member, Cactus Holding III, and Cactus Holding III agreed to simultaneously contribute such shares to Cactus Holding I.  Upon completion of these transactions, Cactus Holding I will hold voting and dispositive power over such shares.  Jerry and Vickie Moyes will also share voting and dispositive power over such shares as co-trustees of the Moyes Trust, which is the sole manager of Cactus Holding I.  Because Cactus Holding II had the right to acquire these shares, they were previously reported as beneficially owned.  The termination of the Securities Sale and Repurchase Agreement was effected pursuant to that certain Repo Termination and Irrevocable Instruction Agreement, attached hereto as Exhibit 99.10

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Cactus Holding I entered into a new variable prepaid forward contract (“VPF”) with Citigroup Global Markets Inc. covering 3,331,003 shares of Class A Common Stock.  The new VPF requires Cactus Holding I to deliver a variable amount of Class A Common Stock, up to a maximum of 3,331,003 shares, or an equivalent amount of cash, upon maturity dates occurring on August 30 through September 4, 2019.  Under the new VPF, Cactus I will receive a payment that will be applied to pay Cactus Holding II’s obligation in respect of the termination of the Securities Sale and Repurchase Agreement and Cactus Holding I and M Capital II’s payment obligations in connection with amending their existing VPFs, as described below.  The amounts of the payment received and payments owed in respect of the VPFs will be determined by the counterparties to the VPFs, Citibank, N.A. and Citigroup Global Markets Inc., based on the volume weighted average trading price over a five trading day period.  The new VPF is governed by that certain February 2019 Supplemental Confirmation, attached hereto as Exhibit 99.11.

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Cactus Holding I amended and restated two previously disclosed variable prepaid forward contracts (“VPF”) covering 2,376,000 and 5,044,308 shares, respectively.  The amendment extended the maturity dates of the contracts to August 30, 2019 through September 4, 2019.  Previously, the maturity dates were February 15, 2019 through February 20, 2019.  The new 2,376,000 share VPF is governed by that certain Fifth Amended and Restated Supplemental Confirmation, attached hereto as Exhibit 99.12.  The new 5,044,308 share VPF is governed by that certain Fourth Amended and Restated May 2016 Supplemental Confirmation, attached hereto as Exhibit 99.13.

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M Capital II amended and restated two previously disclosed VPFs covering 8,851,692 and 9,864,000 shares, respectively. The amendment extended the maturity dates of the contracts to August 30, 2019 through September 27, 2019. Previously, the maturity dates were February 15, 2019 through March 15, 2019.  The new 9,864,000 share VPF is governed by that certain Seventh Amended and Restated Transaction 1 Supplemental Confirmation, attached hereto as Exhibit 99.14.  The new 8,851,692 share VPF is governed by that certain Fourth Amended and Restated Transaction 1 Supplemental Confirmation, attached hereto as Exhibit 99.15.

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In addition to extending the maturity dates, the VPF amendments amended the applicable Forward Floor Prices and Forward Cap Prices set forth in the VPFs.  Each of Cactus Holding I and M Capital II is generally permitted to participate in any appreciation of the Issuer’s Common Stock between the applicable Forward Floor Price and Forward Cap Price of the VPFs to which it is a party.  The Forward Floor Price and Forward Cap Price under each VPF, as amended, are determined by reference to a table and depend upon the arithmetic average of the volume-weighted average price per Share of Class A Common Stock on each of the five scheduled trading days beginning and including February 13, 2019.

Item 6.	Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

The information set forth under Item 5 of this Amendment is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1
Joint Filing Agreement, dated May 25, 2018, by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 of Schedule 13D/A filed with the Securities and Exchange Commission on May 25, 2018

Exhibit 99.2	Power of Attorney of M Capital Group Investors II, LLC, incorporated by reference to Exhibit 2 of Schedule 13D/A filed with the Securities and Exchange Commission on October 8, 2013

Exhibit 99.3	Power of Attorney of LynDee Moyes Nester, incorporated by reference to Exhibit 3 of Schedule 13D/A filed with the Securities and Exchange Commission on October 8, 2013

Exhibit 99.4	Power of Attorney of Cactus Holding Company, LLC, incorporated by reference to Exhibit 2 of Schedule 13D filed with the Securities and Exchange Commission on July 5, 2011

Exhibit 99.5	Power of Attorney of Cactus Holding Company II, LLC, incorporated by reference to Exhibit 3 of Schedule 13D filed with the Securities and Exchange Commission on July 5, 2011

Exhibit 99.6	Power of Attorney of M Capital Group Investors, LLC, incorporated by reference to Exhibit 99.6 of Schedule 13D/A filed with the Securities and Exchange Commission on January 2, 2019

Exhibit 99.7
Power of Attorney of Jerry Moyes, Vickie Moyes, and the Jerry and Vickie Moyes Family Trust, incorporated by reference to Exhibit 2 of Schedule 13G filed with the Securities and Exchange Commission on December 23, 2010

Exhibit 99.8	Power of Attorney of Michael Moyes, incorporated by reference to Exhibit 3 of Schedule 13G filed with the Securities and Exchange Commission on December 23, 2010

Exhibit 99.9	Power of Attorney of M Six Investors, LLC, incorporated by reference to Exhibit 99.9 of Schedule 13D/A filed with the Securities and Exchange Commission on January 2, 2019

Exhibit 99.10
Repo Termination and Irrevocable Instruction Agreement among M Capital Group Investors II, LLC, Cactus Holding Company, LLC, Cactus Holding Company II, LLC, Cactus Holding Company III, LLC, Jerry Moyes, Vickie Moyes, the Jerry and Vickie Moyes Family Trust, Citibank, N.A., Citigroup Global Markets Inc., and Citigroup Global Markets Limited, represented by Citigroup Global Markets Inc. as its agent, dated February 13, 2019

Exhibit 99.11	February 2019 Supplemental Confirmation between Citigroup Global Markets Inc. and Cactus Holding Company, LLC, dated February 13, 2019

Exhibit 99.12	Fifth Amended and Restated Supplemental Confirmation between Citigroup Global Markets Inc. and Cactus Holding Company, LLC, dated February 13, 2019

Exhibit 99.13	Fourth Amended and Restated May 2016 Supplemental Confirmation between Citigroup Global Markets Inc. and Cactus Holding Company, LLC, dated February 13, 2019

Exhibit 99.14	Seventh Amended and Restated Transaction 1 Supplemental Confirmation between Citibank, N.A. and M Capital Group Investors II, LLC, dated February 13, 2019

Exhibit 99.15	Fourth Amended and Restated Transaction 1 Supplemental Confirmation between Citigroup Global Markets Inc. and M Capital Group Investors II, LLC, dated February 13, 2019

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth herein is true, complete, and correct, and that this statement is filed on behalf of the undersigned and the other signatories hereto.

JERRY MOYES, individually

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

VICKIE MOYES, individually

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

JERRY AND VICKIE MOYES FAMILY TRUST DATED 12/11/87, by Jerry Moyes, as co-trustee

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

JERRY AND VICKIE MOYES FAMILY TRUST DATED 12/11/87, by Vickie Moyes, as co-trustee

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

CACTUS HOLDING COMPANY II, LLC, by Vickie Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust, its Manager

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

M CAPITAL GROUP INVESTORS, LLC, by Michael Moyes, its co-Manager

/s/ Michael Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

M CAPITAL GROUP INVESTORS, LLC, by LynDee Moyes Nester, its co-Manager

/s/ LynDee Moyes Nester, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

CACTUS HOLDING COMPANY, LLC, by Vickie Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust, its Manager

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

M CAPITAL GROUP INVESTORS II, LLC, by Jerry Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust, its Manager

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

M SIX INVESTORS, LLC, by Michael Moyes, its co-Manager

/s/ Michael Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

M SIX INVESTORS, LLC, by LynDee Moyes Nester, its co-Manager

/s/ LynDee Moyes Nester, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

MICHAEL MOYES, individually

/s/ Michael Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

LYNDEE MOYES NESTER, individually

/s/ LynDee Moyes Nester, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

Dated: February 15, 2019